ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-178960
Dated February 3, 2012

Master Limited Partnerships (MLPs)	ETRACS

ETRACS Alerian Natural Gas MLP Index

Profile		Ticker: MLPG
Underlying Index	Alerian Natural Gas MLP Index
Issuer	UBS AG	Key features
Issuer Credit Rating[1]	Aa3 (Moody’s); A (S&P); A (Fitch)	Quarterly income potential
Current Annual Index Yield[2]	6.67%	Tax administration benefit
CUSIP	902641620	Convenience of an exchange-
Primary Exchange	NYSE Arca	traded security
Initial Trade Date	July 13, 2010
Maturity Date	July 9, 2040
Annual Tracking Fee (%)*	0.85% accrued on a daily basis
*As of December 31, 2011. See “Selected risk considerations” and the disclaimer for more information.

About the ETN

Exchange Traded Access Securities (ETRACS) are innovative investment products offering easy access to markets and strategies that may not be readily available in the existing marketplace.

The ETRACS Alerian Natural Gas MLP Index exchange-traded note, is designed to track an investment in the Alerian Natural Gas MLP Index (the “Index”), and pay a variable quarterly coupon linked to the cash distributions associated with the underlying MLP constituents, less investor fees.

About the Index

The Index is an equal-weighted composite of the 20 largest natural gas infrastructure MLPs by market capitalization. The Index, whose constituents earn the majority of their cash flow from the transportation, storage, and processing of natural gas and natural gas liquids, provides investors with a benchmark for the infrastructure component of the natural gas industry. The Index was created in January 2010 and has no performance history prior to that date.

Historical returns

	12345	12345	12345	12345	12345	12345
		Since Index Inception
		Total Return	Annualized Return	3 Months	6 Months	1 Year
Alerian Natural Gas MLP Index		33.73%	16.09%	10.09%	-0.14%	3.79%
Alerian MLP Index		30.22%	14.52%	14.56%	4.94%	7.26%
S&P 500 Index Total Return		13.82%	6.87%	11.82%	-3.69%	2.11%
S&P 500 Utilities Index Total Return		25.51%	12.37%	8.28%	9.96%	19.91%
Dow Jones-UBS Commodity Index Total Return		1.78%	0.91%	0.35%	-11.03%	-13.32%

Historical results for the period from January 19, 2010 through December 31, 2011.

Source: Alerian, Standard & Poor’s, and Dow Jones

Returns shown for periods less than one year are total returns during that period and returns for periods greater than one year are annualized returns. Historical information is as of December 31, 2011 and is furnished as a matter of information only. Historical performance of the Index is not an indication of future performance. Future performance of the Index may differ significantly from historical performance, either positively or negatively. The ETRACS ETNs are subject to investor fees. As a result, the return on the ETNs will always be lower than the total return on a direct investment in the Index or the Index constituents.

Index comparisons

Characteristics

Number of holdings: 20 Natural Gas MLPs

Top 10 Holdings
Boardwalk Pipeline Partners LP	BWP	5.00%
Chesapeake Midstream Partners LP	CHKM	5.00%
Crestwood Midstream Partners LP	CMLP	5.00%
Copano Energy LLC	CPNO	5.00%
DCP Midstream Partners LP	DPM	5.00%
El Paso Pipeline Partners LP	EPB	5.00%
Enterprise Products Partners LP	EPD	5.00%
Energy Transfer Partners LP	ETP	5.00%
Exterran Partners LP	EXLP	5.00%
MarkWest Energy Partners LP	MWE	5.00%

Source: Alerian; as of December 16, 2011 quarterly rebalancing

The graph illustrates the historical returns of the Index from January 19, 2010 through
December 31, 2011 in comparison with other benchmark indices. Historical performance of the Index is not an indication of future performance. Future performance of the Index may differ significantly from historical performance, either positively or negatively. The
ETRACS ETNs are subject to investor fees. As a result, the return on the ETNs will always be lower than the total return on a direct investment in the Index or the Index constituents.

ETRACS. Innovative strategies, convenient access	+1-877-ETRACS 5	etracs@ubs.com

ETN overview

Why invest in MLPs? Because the revenues of MLPs tend to be correlated with demand for energy commodities, and demand for such commodities is less volatile than energy commodity prices, MLPs in energy infrastructure industries have relatively consistent, predictable cash flows. Therefore, MLPs have a relatively low historical correlation to the market prices of a wide range of asset classes including equities and commodities and have produced attractive historical yields compared to other income-oriented investments.

Benefits of investing in MLPG

Exposure to a portfolio of natural gas MLPs through a single investment. Income via variable quarterly coupons linked to the cash distributions, if any, paid on the MLPs in the Index, less fees. If the MLPs do not make distributions, or those distributions do not overcome the investor fees, then investors will not receive any coupons.

Tax administration — The coupons associated with the ETN are reported as ordinary income on Form 1099, and therefore the administrative burden associated with K-1 forms is eliminated.

Selected risk considerations

An investment in the ETRACS ETNs involves risks. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described in the “Risk Factors” section of the prospectus supplement for the ETRACS ETNs (the “ETRACS Prospectus”). Capitalized terms used below (and elsewhere in this document) but not defined herein shall have the meanings attributed to them in the ETRACS Prospectus.

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You may lose some or all of your principal — The ETRACS ETNs are fully exposed to any decline in the level of the Index, as measured by the VWAP Level. If the increase in the level of the Index, as measured by the Final VWAP Level, as compared to the Initial VWAP Level, is insufficient to offset the negative effect of the Annual Tracking Fee and Redemption Fee Amount, if applicable, less any Coupon Amounts, any Stub Reference Distribution Amount and/or Adjusted Coupon Amount, as applicable, or if the level of the Index, as measured by the Final VWAP Level, is less than the Initial VWAP Level, you will lose some or all of your investment at maturity or call, or upon early redemption.

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The payment on the ETRACS ETNs is linked to the VWAP Level, not to the closing level of the Index and not to the published intraday indicative value of the ETRACS ETNs — Your payment at maturity or call, or upon early redemption, is linked to the performance of the VWAP Level, as compared to the Initial VWAP Level. Although the VWAP Level is intended to track the performance of the Index, the calculation of the VWAP Level is different from the calculation of the official closing level of the Index. Therefore, the payment at maturity or call, or upon early redemption of your ETRACS ETNs, may be different from the payment you would receive if such payment were determined by reference to the official closing level of the Index. In addition, the intraday indicative value of the ETRACS ETNs calculated and published by the NYSE will be based on the intraday indicative values of the Index instead of the VWAP Levels of the Index.

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Market risk — The return on the ETRACS ETNs, which may be positive or negative, is linked to the return on the Index as measured by the Index Performance Ratio, and which, in turn, is affected by a variety of market and economic factors, interest rates in the markets and economic, financial, political, regulatory, judicial or other events that affect the markets generally.

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Limited performance history — The return on the ETRACS ETNs is linked to the performance of the Index, which was introduced in January 2010. As a result, the Index has a limited performance history, and it is uncertain how the index will perform. Limited historical information will be available for you to consider in making an independent investigation of the Index performance, which may make it more difficult for you to make an informed decision with respect to an investment in the ETRACS ETNs than if the Index had a longer performance history.

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Credit of UBS — The ETRACS ETNs are senior unsecured debt obligations of the issuer, UBS, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the ETRACS ETNs, including any payment at maturity, call or upon early redemption, depends on the ability of UBS to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of UBS will affect the market value, if any, of the ETRACS ETNs prior to maturity, call or early redemption. In addition, in the event UBS were to default on its obligations, you may not receive any amounts owed to you under the terms of the ETRACS ETNs.

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Potential over-concentration in a particular industry — There is only one industry – natural gas – related to the MLPs included in the Index. An investment in the ETRACS ETNs will increase your portfolio’s exposure to fluctuations in the natural gas industry.

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A trading market for the ETRACS ETNs may not develop — Although the ETRACS ETNs are listed on NYSE Arca, a trading market for the ETRACS ETNs may not develop. Certain affiliates of UBS may engage in limited purchase and resale transactions in the ETRACS ETNs, although they are not required to and may stop at any time. We are not required to maintain any listing of the Securities on NYSE Arca or any other exchange. Therefore, the liquidity of the ETRACS ETNs may be limited.

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Minimum redemption amount —You must elect to redeem at least 50,000 ETRACS ETNs for UBS to repurchase your ETRACS ETNs, unless we determine otherwise or your broker or other financial intermediary bundles your ETRACS ETNs for redemption with those of other investors to reach this minimum requirement. Therefore, the liquidity of the ETRACS ETNs may be limited.

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You are not guaranteed a coupon payment — You will not receive a coupon payment on a Coupon Payment Date if the Reference Distribution Amount is less than the Accrued Tracking Fee (which is based on the Annual Tracking Fee). Similarly, you will not receive a coupon payment on a Redemption Date or Call Settlement Date if the Adjusted Reference Distribution Amount is less than the Adjusted Tracking Fee (which is based on the Annual Tracking Fee), and in the case of a redemption, the Redemption Fee Amount.

•	Uncertain tax treatment — Significant aspects of the tax treatment of the ETRACS ETNs are uncertain. You should consult your own tax advisor about your own tax situation.
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UBS’s Call Right — UBS may elect to redeem all outstanding ETRACS ETNs at any time on any Business Day on or after July 18, 2011, as described under “Specific Terms of the Securities — UBS’s Call Right” in the ETRACS Prospectus. If UBS exercises its Call Right, the Call Settlement Amount may be less than the Principal Amount of your ETRACS ETNs.

For questions or additional information about ETRACS:

Contact us	ETRACS Investor Service Center: +1-877-ETRACS 5	Email: etracs@ubs.com
	Hours available: Monday to Friday 8:00 a.m. – 5:00 p.m. EST	Website: etracs.com

1The issuer credit rating as of January 10, 2012 pertains to the creditworthiness of UBS AG (that is, the ability of UBS AG to meet its obligations under the terms of the ETNs) and is not indicative of the market risk associated with the ETNs. The creditworthiness of UBS AG does not affect or enhance the likely performance of the ETNs other than with respect to the ability of UBS AG to meet its obligations thereunder. We have not obtained a rating from any rating organization with respect to the ETRACS ETNs.

2The Current Annual Index Yield as of December 31, 2011 is calculated by Alerian and is based on a modified indicative formula, which takes the most recently declared quarterly distribution of each of the Master Limited Partnerships that constitute the Index (“constituent MLP”), and creates an annualized yield for each constituent MLP by (i) multiplying that number by four and (ii) dividing the resulting number by the current market price of the applicable constituent MLP. The Current Annual Index Yield is the sum of the products of those individual yields of each constituent MLP and their relative weights in the Index. The formula is considered “modified” indicative because in certain circumstances, Alerian can ignore the most recently declared distribution in its calculations and instead use an alternative distribution amount (derived from public sources) that, in its opinion, better reflects an investor’s expectation of future distributions using all publicly available information. You are not guaranteed any coupon or distribution amount under the ETN.

This material is issued by UBS AG or an affiliate thereof (“UBS”). Products and services mentioned in this publication may not be available for residents of certain jurisdictions. Please consult the restrictions relating to the product or service in question for further information. Activities with respect to US securities are conducted through UBS Securities LLC, a US broker dealer. Member of SIPC. (http://www.sipc.org/) An investment in the ETRACS ETNs involves risks and is subject to the creditworthiness of UBS. We urge you to read the more detailed explanation of risks described under “Risk Factors” in the prospectus supplement for the ETRACS ETNs. ETRACS ETNs are sold only in conjunction with the relevant offering materials. UBS has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement for the offering of the ETRACS ETNs) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read these documents and any other documents that UBS has filed with the SEC for more complete information about UBS and the offering to which this communication relates. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and the applicable prospectus supplement by calling toll-free (+1-877-387 2275). In the US, securities underwriting, trading and brokerage activities and M&A advisor activities are provided by UBS Securities LLC, a registered broker/dealer that is a wholly owned subsidiary of UBS AG, a member of the New York Stock Exchange and other principal exchanges, and a member of SIPC. UBS Financial Services Inc. is a registered broker-dealer and affiliate of UBS Securities LLC. © UBS 2012. The key symbol and UBS are among the registered and unregistered trademarks of UBS. Alerian Natural Gas MLP Index, Alerian Natural Gas MLP Total Return Index, and ANGI are trademarks of Alerian and their use is granted under license from Alerian. Other marks may be trademarks of their respective owners. All rights reserved.

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